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EXHIBIT 3.3

(ON EDWARDS & ANGELL LETTERHEAD)


APRIL 10, 1997



Nuveen Tax-Free Unit Trust, Series 932
In care of John Nuveen & Co. Incorporated
333 West Wacker Drive
Chicago, IL 60606


Attention of Gifford R. Zimmerman, Esq.
Vice President, General Counsel
and Secretary


The Chase Manhattan Bank,
as Trustee of Nuveen Tax-Free Unit Trust, Series 932
Nuveen Administration Department
4 New York Plaza-Third Floor
New York, New York 10004-2413


Re:  Massachusetts Insured Trust 145

Dear Sirs:


    We have acted as special counsel, with respect to Massachusetts State and local tax matters, to the above mentioned Trust(s) ("Trust(s)") of Nuveen Tax-Free Unit Trust, Series 932 (the "Fund") concerning a Registration Statement (No. 333-23737) on Form S-6 under the Securities Act of 1933, as amended (the "Registration Statement"), covering the issuance by the Fund of Units of fractional undivided interest in the Fund.


    We have not been furnished with a copy of the Registration Statement or the prospectus, which is a part of the Registration Statement, relating to the issuance by the Fund of the Units. However, John Nuveen & Co. Incorporated has authorized us to assume that the proposed offer and sale of the Units will be carried out in that same manner and upon the same terms and conditions as that described in the prospectus for the Nuveen Tax-Exempt Unit Trust, Series 351 -- Massachusetts Trust 182, dated November 6, 1985.

    We have been furnished with a copy  of the opinion of Chapman and Cutler  on
the   federal  tax  status  of  the  Fund,  its  constituent  Trusts  and  their
Unitholders.

    In addition, we have also examined applicable Massachusetts law and a ruling of the Massachusetts Department of Revenue dated February 7, 1985, relating to Multi-State Series 162.

    Based on the foregoing it is our opinion that under existing law and administration of the affairs of the Trust(s):

    A.--For Massachusetts income tax purposes, each Trust will be treated as a corporate trust under Section 8 of Chapter 62 of the Massachusetts General Laws ("M.G.L.") and not as a grantor trust under Section 10(e) of M.G.L. Chapter 62.

    B.--The  Trust(s)  will  not  be  held   to  be  engaging  in  business   in
Massachusetts within the meaning of said Section 8 and will, therefore, not be subject to Massachusetts income tax.

    C.--Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62 will not be required to include their respective shares of the earnings of or distributions from the Trust(s) in their Massachusetts gross income to the extent that such earnings or distributions represent tax-exempt interest excludable from gross income for federal income tax purposes received by the Trust(s) on obligations issued by Massachusetts, its counties, municipalities, authorities, political subdivisions or instrumentalities or by Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands or other possessions of the United States within the meaning of Section 103(c) of the Internal Revenue Code of 1986, as amended ("Obligations").

    D.--In the case of a Massachusetts Insured Trust, Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62 will not be required to include their respective shares of the earnings of or distributions from such Trust in their Massachsetts gross income to the extent that such earnings or distributions are derived from the proceeds of insurance obtained by the Sponsor of such Trust or by the issuer or underwriter of an obligation held by such Trust that represent maturing interest on defaulted obligations held by the Trustee,
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if and to the same  extent that such earnings  or distributions would have  been excludable from the gross income of such Unitholders if derived from interest paid by the issuer of the defaulted obligation.

    E.--Unitholders which are corporations subject to taxation under M.G.L. Chapter 63 will be required to include their respective shares of the earnings of or distributions from the Trust(s) in their Massachusetts gross income to the extent that such earnings or distributions represent interest from bonds, notes or indebtedness of any state, including Massachusetts, except for interest which is specifically exempted from such tax by the acts authorizing issuance of said Obligations.

    F.--Each Trust's capital gains and/or capital losses which are includable in the federal gross income of Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62, or Unitholders which are corporations subject to Massachusetts taxation under M.G.L. Chapter 63 will be included as capital gains and/or losses in the Unitholders' Massachusetts gross income, except for capital gain which is specifically exempted from taxation under such Chapters by the acts authorizing issuance of said Obligations.

    G.--Unitholders which are corporations subject to tax under M.G.L. Chapter 63 and which are tangible property corporations will not be required to include the Units when determining the value of their tangible property; such Unitholders which are intangible property corporations will be required to include the Units when determining their net worth.

    H.--Gains or losses realized on sales or redemptions of Units by Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62 or Unitholders which are corporations subject to Massachusetts taxation under M.G.L. Chapter 63 will be includable in their Massachusetts gross income. In determining such gain or loss Unitholders will, to the same extent required for Federal tax purposes, have to adjust their tax bases for their Units for accrued interest received, if any, on Obligations delivered to the Trustee after the Unitholders pay for their Units, for amortization of premiums, if any, on Obligations held by the Trust(s), and for accrued original issue discount with respect to each Obligation which, at the time the Obligation was issued, had original issue discount.

    I.--The Units of the Trust(s) are not subject to any property tax levied by Massachusetts or any political subdivision thereof, nor to any income tax levied by any such political subdivision. They are includable in the gross estate of a deceased Unitholder who is a resident of Massachusetts for purposes of the Massachusetts Estate Tax.

    The foregoing opinions are based upon present provisions of federal and Massachusetts law, administrative interpretations thereof and court decisions. With respect to Unitholders which are corporations subject to Massachusetts taxation under M.G.L. Chapter 63, no opinion is rendered on the includability of their respective shares of the earnings of or distributions from the Trust(s) in their Massachusetts gross income to the extent that such earnings or distributions represent interest from bonds, notes, or indebtedness of Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands or other possessions of the United States within the meaning of Section 103(c) of the Internal Revenue Code of 1986, as amended.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm in such Registration Statement and the Prospectus included therein.

Very truly yours,

EDWARDS & ANGELL